02045575

RECD S.E.C.
JUN 2 7 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
JUL 1 5 2002
THOMSON
FINANCIAL

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for June 27, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-77054
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

Exhibit Index at page 3.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 27, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: /s/ John P. Graham
Name: John P. Graham
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Credit Suisse First Boston Corporation	

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-AR21

HYBRID ARM NEW ISSUE

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

Mortgage-Backed Pass-Through Certificates, Series 2002-AR21

$667,283,286
(Approximate)

Expected Investor Settlement Date: June 28, 2002

DLJ Mortgage Capital, Inc.
Seller

U. S. Bank Home Mortgage, a Division of US Bank N.A.
Seller and Servicer

Washington Mutual Mortgage Securities Corp.
Servicer

Chase Manhattan Mortgage Corporation
Master Servicer

Olympus Servicing, L.P.
Servicer and Special Servicer

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trust Administrator

Bank One, National Association
Trustee

Credit Suisse First Boston Corporation
Underwriter

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston Corporation. Neither the Issuer of the Certificates, the Depositor, nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is REVISED and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information addresses only certain aspects of the applicable Certificates' characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the Certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication.

Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Corporation trading desk at (212) 538-3831..

I. TRANSACTION SUMMARY – OFFERED CERTIFICATES

SUBJECT TO FINAL COLLATERAL AND RATING AGENCY APPROVAL

Class	Type	Exp'd Rating[1]	Original Balance (+/-5%)	Initial Coupon	Appx. Price	Avg. Life[2]	Spread Guidance	Bench-Mark	CPR	Proj. Net Margin[3]	W.A. MTR
I-A-1	Senior/WAC	AAA/Aaa	$103,711,000	6.007% [4]	102-04	1.62	+100	Swaps	25	2.24	27
I-X	Senior/Interest Only	AAA/Aaa	Notional [5]	0.192% [5]	TBD	N/A	TBD	TBD	25	N/A	TBD
AR	Senior/Residual	AAA/NR	$100	6.007% [6]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
II-A-1	Senior/WAC	AAA/Aaa	$164,407,000	6.177% [7]	102-05	2.52	+125	Swaps	25	1.75	58
II-X	Senior/Interest Only	AAA/Aaa	Notional [8]	0.260% [8]	TBD	N/A	TBD	TBD	25	N/A	TBD
III-A-1	Senior/Sequential	AAA/Aaa	$63,818,000	4.727% [9]	100-16	1.00	+107	Swaps	25	2.34	55
III-A-2	Senior/Sequential	AAA/Aaa	$27,501,000	5.377% [10]	101-00	3.00	+92	Swaps	25	2.34	55
III-A-3	Senior/Sequential	AAA/Aaa	$36,661,000	5.482% [11]	100-00	4.53	+65	Swaps	25	2.34	55
III-X	Senior/Interest Only	AAA/Aaa	Notional [12]	1.074%[13]	TBD	N/A	TBD	TBD	25	N/A	TBD
IV-A-1	Senior/Floater	AAA/Aaa	$235,942,000	2.190% [14]	100-00	3.03	+35	1 MO LIB	25	N/A	N/A
C-B-1	Subordinate/WAC	AA/NR	$9,382,000	6.284% [15]	101-28	3.76	+195	Treas.Curve	25	2.45	49
C-B-2	Subordinate/WAC	A/NR	$4,170,000	6.284% [15]	100-23	3.76	+225	Treas.Curve	25	2.45	49
C-B-3	Subordinate/WAC	BBB/NR	$3,127,000	6.284% [15]	98-24	3.76	+300	Treas.Curve	25	2.45	49
IV-M-1	Subordinate/Floater	AA/Aa2	$10,013,000	2.740% [16]	100-00	TBD	TBD	1 MO LIB	25	N/A	TBD
IV-M-2	Subordinate/Floater	A/A2	$2,504,000	3.440% [17]	100-00	TBD	TBD	1 MO LIB	25	N/A	TBD
IV-B	Subordinate/Floater	BBB/Baa2	$1,877,560	4.440% [18]	100-00	TBD	TBD	1 MO LIB	25	N/A	TBD

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties, which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such

[1] The Group I, Group II, Group III and Group IV Certificates (as defined herein) are expected to be rated by Standard & Poor's Ratings Services ("S&P") and Moody's Investors Service. The Group C-B Certificates (as defined herein, and other than the Class C-B-6 Certificates) are expected to be rated only by S&P. Neither the Class C-B-6 nor the Class IV-X Certificates will be rated.

[2] The weighted average life to respective weighted average reset dates is shown with respect to Group I, Group II, Group III, and Group C-B Certificates. The weighted average life to optional termination is shown with respect to Group IV Certificates.

[3] Based on weighted average information on the assumed collateral as of the Cut-off Date.

[4] The initial pass-through rate on the Class I-A-1 Certificates is expected to be approximately 6.007% per annum. After the first distribution date, the per annum pass-through rate for the Class I-A-1 Certificates will equal the weighted average of the net interest rates on the group I mortgage loans less the sum of 0.02% and the Class I-X pass-through rate (30/360 accrual basis, 24 day delay).

[5] The notional amount of the Class I-X will equal the sum of the Class I-A-1 and Class A-R Certificate principal balances. On each distribution date the per annum pass-through rate for the Class I-X will be 0.192%.

[6] The initial pass-through rate on the Class AR Certificates is expected to be approximately 6.007% per annum. After the first distribution date, the per annum pass-through rate for the Class AR Certificates will equal the weighted average of the net interest rates on the group I mortgage loans less the sum of 0.02% and the Class I-X pass-through rate (30/360 accrual basis, 24 day delay).

[7] The initial pass-through rate on the Class II-A-1 Certificates is expected to be approximately 6.177% per annum. After the first distribution date, the per annum pass-through rate for the Class II-A-1 Certificates will equal the weighted average of the net interest rates on the group II mortgage loans less the sum of 0.02% and the Class II-X pass-through rate (30/360 accrual basis, 24 day delay).

[8] The notional amount of the Class II-X will equal the Class II-A-1 principal balance. On each distribution date through the distribution date in February 2007, the per annum pass-through rate for the Class II-X will be 0.26%. On each distribution date after the distribution date in February 2007, the per annum pass-through rate for the Class II-X will be 0.64%.

[9] The initial pass-through rate on the Class III-A-1 Certificates is expected to be approximately 4.727% per annum. On each distribution date through the distribution date in October 2006, the per annum pass-through rate for the Class III-A-1 will be the weighted average of the net interest rates on the group III mortgage loans less the sum of 0.02% and 1.430%. On each distribution date after the distribution date in October 2006, the per annum pass-through rate for the Class III-A-1 will be the weighted average of the net interest rates on the group III mortgage loans less 0.02% (30/360 accrual basis, 24 day delay).

[10] The initial pass-through rate on the Class III-A-2 Certificates is expected to be approximately 5.377% per annum. On each distribution date through the distribution date in October 2006, the per annum pass-through rate for the Class III-A-2 will be the weighted average of the net interest rates on the group III mortgage loans less the sum of 0.02% and 0.780%. On each distribution date after the distribution date in October 2006, the per annum pass-through rate for the Class III-A-2 will be the weighted average of the net interest rates on the group III mortgage loans less 0.02%. (30/360 accrual basis, 24 day delay).

[11] The initial pass-through rate on the Class III-A-3 Certificates is expected to be approximately 5.482% per annum. On each distribution date through the distribution date in October 2006, the per annum pass-through rate for the Class III-A-3 will be the weighted average of the net interest rates on the group III mortgage loans less the sum of 0.02% and 0.675%. On each distribution date after the distribution date in October 2006, the per annum pass-through rate for the Class III-A-3 will be the weighted average of the net interest rates on the group III mortgage loans less 0.02%. (30/360 accrual basis, 24 day delay).

[12] The notional amount of the Class III-X Certificates will equal the sum of the Class III-A-1, Class III-A-2, and Class III-A-3 principal balances.

[13] The per annum pass-through rate of the Class III-X Certificates will equal the excess, if any, of (i) the weighted average net interest rate of the group III mortgage loans over (ii) the weighted average per annum pass-through rate on the Class III-A-1, Class III-A-2, and Class III-A-3 Certificates. The initial pass-through rate on the Class III-X Certificates is expected to be approximately 1.074%

[14] The initial pass-through rate on the Class IV-A-1 Certificates is expected to be approximately 2.190% per annum. After the first distribution date, the per annum pass-through rate for the Class IV-A-1 Certificates will equal the lesser of (i) the sum of one-month LIBOR for that distribution date plus 0.35% and (ii) the net funds cap (ACT/360, 0 day delay). After the optional termination date for the group IV mortgage loans, the Class IV-A-1 certificate margin will increase to 0.70%.

[15] The initial pass-through rate on the Group C-B Certificates is expected to be approximately 6.284%. After the first distribution date, the per annum pass-through rate for these certificates will equal the weighted average of the net interest rates of the group I, group II and group III mortgage loans less 0.02%.

[16] The initial pass-through rate on the Group IV-M-1 Certificates is expected to be approximately 2.740%. After the first distribution date, the per annum pass-through rate for the Class IV-M-1 Certificates will equal the lesser of (i) the sum of one-month LIBOR for that distribution date plus 0.90% and (ii) the net funds cap (ACT/360, 0 day delay). After the optional termination date for the group IV mortgage loans the Class IV-M-1 certificate margin will increase to 1.40%.

[17] The initial pass-through rate on the Class IV-M-2 Certificates is expected to be approximately 3.440% per annum. After the first distribution date, the per annum pass-through rate for the Class IV-M-2 Certificates will equal the lesser of (i) the sum of one-month LIBOR for that distribution date plus 1.60% and (ii) the net funds cap (ACT/360, 0 day delay). After the optional termination date for the group IV mortgage loans the Class IV-M-2 certificate margin will increase to 2.00%.

[18] The initial pass-through rate on the Class IV-B Certificates is expected to be approximately 4.440% per annum. After the first distribution date, the per annum pass-through rate for the Class IV-B Certificates will equal the lesser of (i) the sum of one-month LIBOR for that distribution date plus 2.60% and (ii) the net funds cap (ACT/360, 0 day delay). After the optional termination date for the group IV mortgage loans the Class IV-B certificate margin will increase to 3.10%.

valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus/prospectus supplement.

I. TRANSACTION SUMMARY – NON-OFFERED CERTIFICATES

Class	Type	Exp'd Rating[1]	Original Balance (+/- 5%)	Initial Coupon	Appx. Price	Avg. Life	Spread Guidance	Bench-mark	CPR	Proj. Net Margin[2]	W.A. MTR
C-B-4	Subordinate/WAC	BB/NR	$1,459,000	6.284% [15]	83-00	5.85	575	Treas.Curve	25	2.45	49
C-B-5	Subordinate/WAC	B/NR	$1,459,000	6.284% [15]	66-21	5.85	1125	Treas.Curve	25	2.45	49
C-B-6	Subordinate/WAC	NR/NR	$1,251,625	6.284% [15]	22-00	TBD	N/A	N/A	25	2.45	49
IV-X	OC/Excess Interest	NR/NR	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties, which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus/prospectus supplement.

[1] The Group C-B Certificates (other than the Class C-B-6 Certificates) are expected to be rated only by S&P. Neither the Class C-B-6 Certificates nor the Class IV-X Certificates will be rated.
[2] Based on weighted average information on the assumed collateral as of the Cut-off Date.
[3] The initial pass-through rate on the Group C-B Certificates is expected to be approximately 6.284%. After the first distribution date, the per annum pass-through rate for these certificates will equal the weighted average of the net interest rates of the group I, group II and group III mortgage loans less 0.02%.

II. COLLATERAL SUMMARY

NOTE: INFORMATION CONTAINED HEREIN REFLECTS THE JUNE 1, 2002 CUT-OFF DATE SCHEDULED BALANCES.

LOAN GROUP I COLLATERAL DETAILS			
WAC	6.61%	Average Loan Balance	$388,505
WA Net WAC	6.22%	Maximum Loan Balance	$999,139
WA Gross Margin	3.06%	California Concentration	41.32%
WA Net Margin	2.67%	WA Original LTV	72.81%
Index: 1 Year Treas	42.0%	WA Credit Score	708
6 MO LIBOR	56.7%		
WA Months to Reset	27	Full Doc	56.5%
WAM	351	Reduced Doc	32.8%

LOAN GROUP II COLLATERAL DETAILS			
WAC	6.84%	Average Loan Balance	$417,013
WA Net WAC	6.46%	Maximum Loan Balance	$1,267,500
WA Gross Margin	2.83%	California Concentration	73.71%
WA Net Margin	2.44%	WA Original LTV	75.56%
Index: 6 MO LIBOR	97.0%	WA Credit Score	714
1 Year Treas	3.0%		
WA Months to Reset	58	Full Doc	27.8%
WAM	357	Reduced Doc	68.9%

LOAN GROUP III COLLATERAL DETAILS			
WAC	6.56%	Average Loan Balance	$568,424
Net WAC	6.18%	Maximum Loan Balance	$2,984,660
Gross Margin	2.75%	California Concentration	15.88%
Net Margin	2.37%	WA Original LTV	68.54%
Index: 1 Year Treas	100.00%	WA Credit Score	726
WA Months to Reset	56	Full Doc	95.5%
WAM	351	Reduced Doc	4.3%

II. COLLATERAL SUMMARY (CONTINUED)

NOTE: Information contained herein reflects the June 1, 2002 Cut-off Date scheduled balances.

AGGREGATE LOAN GROUPS I-III COLLATERAL DETAILS			
WAC	6.69%	Average Loan Balance	$446,888
WA Net Rate	6.30%	Maximum Loan Balance	$2,984,660
WA Gross Margin	2.86%	California Concentration	46.54%
WA Net Margin	2.48	WA Original LTV	72.57%
Index: 6 MO LIBOR	55.12%	WA Credit Score	716
1 Year Treas	43.32%		
1 Year LIBOR	1.56%		
WA Months to Reset	49	Full Doc	57.18%
WAM	354	Reduced Doc	38.55%

LOAN GROUP IV COLLATERAL DETAILS			
WAC	8.19%	Average Loan Balance	$246,152
WA Net Rate	7.59%	Maximum Loan Balance	$1,170,000
WA Gross Margin	4.54%	California Concentration	54.75%
WA Net Margin	3.95%	WA Original LTV	80.46%
Index: 6 MO LIBOR	97.48%	WA Credit Score	688
1 Year Treas	2.42%		
WA Months to Reset	30	Full Doc	23.40%
WAM	356	Reduced Doc	31.86%

III. NET FUNDS CAP

Group IV Net Funds Cap:

The annual pass-through rate on each Class of the Group IV Certificates is subject to the Net Funds Cap.

On any distribution date, the Net Funds Cap will equal (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for such date and (2) 12, and the denominator of which is the Aggregate Loan Balance of the group IV mortgage loans for the immediately preceding distribution date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

On any distribution date, if the current interest rate (calculated on the basis of the lesser of (x) one-month LIBOR plus the applicable certificate margin and (y) the Maximum Interest Rate) on any Class of Group IV Certificates is limited by the Net Funds Cap, such difference will constitute a Basis Risk Shortfall.

With respect to each distribution date, to the extent that a Basis Risk Shortfall exists for any class of Group IV Certificates, such class will be entitled to the amount of such Basis Risk Shortfall in accordance with the priority of payments described in the Prospectus Supplement, only to the extent of funds available therefor. Such class will be entitled to receive the amount of any Basis Risk Shortfall on a subordinated basis from Monthly Excess Cashflow treated as paid from and to the extent of funds on deposit in a reserve fund (the "Basis Risk Reserve Fund"). The source of funds on deposit in the Basis Risk Reserve Fund will be limited to an initial deposit of $5,000 and amounts that would otherwise be paid on the Class IV-X Certificates.

IV. CREDIT ENHANCEMENT (Groups I-III)

Subordination:

The Group I, Group II and Group III Certificates will receive distributions of interest and principal before the Group C-B Certificates are entitled to receive distributions of interest or principal. The Group C-B Certificates absorb most losses on the group I, II and III mortgage loans prior to the Group I, Group II and Group III Certificates.

It is anticipated that the subordination which provides credit enhancement for the Senior Certificates of Groups I, II and, III, will initially equal 5.00%.

It is anticipated that the subordination which provides credit enhancement for the Class C-B-1 Certificates will initially equal 2.75%.

It is anticipated that the subordination which provides credit enhancement for the Class C-B-2 Certificates will initially equal 1.75%.

It is anticipated that the subordination which provides credit enhancement for the Class C-B-3 Certificates will initially equal 1.00%.

NOTE: The Group C-B Certificates represent interests in the group I, II and III mortgage loans; consequently, the Group C-B Certificates could be reduced to zero as a result of a disproportionate amount of Realized Losses on the mortgage loans in any of these groups.

Shifting of Interests:

Except as described below, the Group I, Group II and Group III Certificates will receive 100% of principal prepayments received on the mortgage loans in the related loan group until the fifth anniversary of the first distribution date. During the next four years, these certificates will generally receive a disproportionately large, but decreasing, share of principal prepayments. This will result in a quicker return of principal to these senior certificates and increases the likelihood that holders of these certificates will be paid the full amount of principal to which they are entitled.

If the subordinate percentage on or before the third anniversary of the first distribution date is greater than or equal to twice the subordinate percentage as of the closing date (and certain other rating agency collateral performance requirements are satisfied), then the subordinate classes will receive 50% of their pro rata share of principal prepayments.

If the subordinate percentage after the third anniversary of the first distribution date is greater than or equal to twice the subordinate percentage as of the closing date (and certain rating agency collateral performance requirements are satisfied), then the subordinate classes will receive their pro rata share of principal prepayments.

Cross-Collateralization:

In certain limited circumstances, principal and interest collected from any of the loan group I, loan group II and loan group III mortgage loans may be used to pay principal or interest, or both, to Senior Certificates unrelated to that loan group.

Coverage for Excess Losses:

The Group C-B Certificates will provide limited protection to the classes of certificates of higher relative priority against Special Hazard Losses, Bankruptcy Losses, and Fraud Losses in excess of certain amounts, as described in the Prospectus Supplement.

Note: The Group C-B Certificates are allocated losses from mortgage loans in loan groups I, II and III; consequently, disproportionately high special hazard, bankruptcy or fraud losses experienced by one loan group could adversely impact protection to unrelated Group I, Group II or Group III Certificates for these types of losses.

IV. CREDIT ENHANCEMENT (Group IV)

Overcollateralization: The group IV mortgage loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Group IV Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Group IV Certificates in order to create and maintain the required level of overcollateralization. The overcollateralization will be available to absorb losses on the group IV mortgage loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the group IV mortgage loans to create and maintain the required level of overcollateralization or to absorb losses on the group IV mortgage loans.

Subordination: The Class IV-A-1 Certificates will have a payment priority over the Group IV Subordinate Certificates. Each class of Group IV Subordinate Certificates will be subordinate to each other class of subordinate certificates with a higher payment priority.

Losses on the group IV mortgage loans will first reduce the available excess interest and then reduce the overcollateralization amount. If there is no overcollateralization at that time, losses on the mortgage loans will be allocated to the Group IV Subordinate Certificates, in the reverse order of their priority of payment, until the principal amount of each class of Group IV Subordinate Certificates is reduced to zero.

Cross-Collateralization: Each month, certain interest payments on the group I, group II and group III mortgage loans will be allocated to Group IV available funds increasing available excess interest. These interest payments will be added to the Group IV available funds concurrently with interest distributions being made on the Group I, II and III Certificates.

V. SUMMARY TERMS

Series Name:	CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-AR21.
Depositor:	Credit Suisse First Boston Mortgage Securities Corp.
Sellers:	DLJ Mortgage Capital, Inc.; [U. S. Bank, N. A.].
Servicers:	Olympus Servicing, L.P. (***"Olympus"***); [U. S. Bank, N. A.].
Master Servicer:	Chase Manhattan Mortgage Corporation.
Sole Underwriter:	Credit Suisse First Boston Corporation.
Trust Administrator:	JPMorgan Chase Bank.
Trustee:	Bank One, National Association.
Cut-off Date:	June 1, 2002.
Pricing Date:	On or about June [ ], 2002.
Closing Date:	On or about June 27, 2002.
Settlement Date:	On or about June 28, 2002.
Offered Certificates:	Class I-A-1, Class I-X and Class AR Certificates (the ***"Group I Certificates"***);
	Class II-A-1 and Class II-X Certificates (the ***"Group II Certificates"***);
	Class III-A-1, Class III-A-2, Class III-A-3 and Class III-X Certificates (the ***"Group III Certificates"***);
	Class IV-A-1 (the ***"Group IV Senior Certificates"***);
	Class IV-M-1, Class IV-M-2, and Class IV-B Certificates (the ***"Group IV Subordinate Certificates"***, and together with the Group IV Senior Certificates and the Class IV-X Certificates, the ***"Group IV Certificates"***);
	The Group I Certificates, Group II Certificates, Group III Certificates and Group IV Senior Certificates (together, the ***"Senior Certificates"***);
	Class C-B-1, Class C-B-2 and Class C-B-3 Certificates (and together with the Senior Certificates and the Group IV Subordinate Certificates, the ***"Offered Certificates"***).
Privately Offered Certificates:	Class C-B-4, Class C-B-5 and Class C-B-6 Certificates (and together with the Class C-B-1, Class C-B-2 and Class C-B-3 Certificates, the ***"Group C-B Certificates"***), and the Class IV-X Certificates.
Distribution Dates:	The 25th day of each month or, if such day is not a business day, then the next succeeding business day, beginning in July 2002.
Accrual Periods:	For any distribution date, the offered certificates accrue on a 30/360 basis during the calendar month immediately preceding that distribution date, except for the Group IV Certificates, which accrue on an ACT/360 basis from the period commencing on the immediately preceding distribution date (or the closing date, in the case of the first accrual period) and ending on the day immediately preceding such distribution date.

Delay Days: 24 days, except for the Group IV Certificates, which have a 0 day delay.

Optional Redemption: On any distribution date on which the aggregate outstanding stated principal balance of the group I, group II and group III mortgage loans is less than or equal to 5% of their aggregate Cut-off Date Principal Balance, Olympus may, but will not be required to, purchase from the trust all remaining group I, group II and group III mortgage loans, thereby causing an early retirement of and a principal prepayment on the Group I, Group II, Group III and Group C-B Certificates.

On any distribution date on which the aggregate outstanding stated principal balance of the group IV mortgage loans is less than or equal to 5% of their aggregate Cut-off Date Principal Balance, Olympus may, but will not be required to, purchase from the trust all remaining group IV mortgage loans, thereby causing an early retirement of and a principal prepayment on the Group IV Certificates.

Pricing Speeds (CPR): Group I: 25%; Group II: 25%; Group III: 25%; Group IV: 25%.

Certificate Ratings: The offered certificates are expected to be rated by Moody's Investors Service (***"Moody's"***) and Standard & Poor's Rating Services (***"S&P"***), with the ratings indicated in Section I above. The Group C-B Certificates may be rated by only one of Moody's or S&P.

V. SUMMARY TERMS (continued)

ERISA Eligibility: The Offered Certificates, other than the AR Certificates, are expected to be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts, subject to certain considerations described in the prospectus supplement.

Federal Tax Treatment: The trust will make one or more REMIC elections.

Principal and Interest Advancing: Each Servicer (or if a Servicer fails to make an advance, the master servicer), will make cash advances with respect to delinquent scheduled payments of principal and interest on any Mortgage Loan serviced by it, to the extent they are deemed recoverable.

Compensating Interest: Each Servicer will provide compensating interest for prepayment interest shortfalls only to the extent described in the Prospectus Supplement.

Mortgage Loans: The aggregate principal balance as of the Cut-off Date of the mortgage pool is expected to be approximately $667,283,286 and consists of approximately 1,950 adjustable rate mortgage loans (with an initial fixed rate period of generally one, two, three or five years) secured by first liens on residential properties. Generally, after the initial fixed rate period, the interest rate and payment for the mortgage loans adjust either semi-annually or annually based on an index plus a margin. The mortgage pool consists of four groups of mortgage loans. Group I is generally comprised of mortgage loans with an initial fixed rate period of three years; Group II is generally comprised of mortgage loans with an initial fixed rate period of five years with subsequent adjustments based on LIBOR; Group III is generally comprised of mortgage loans with an initial fixed rate period of five years with subsequent adjustments based on CMT; Group IV is generally comprised of mortgage loans with an initial fixed rate period of two or three years. ***NOTE: Information contained herein reflects the June 1, 2002 Cut-off Date scheduled balances.***

Designation	Number of Mortgage Loans	Cut-off Date Principal Balance
Group I	281	$109,170,002.94
Group II	415	$173,060,248.37
Group III	237	$134,716,474.45
Group IV	1017	$250,336,560.52

For further collateral information, see "Collateral Summary" and "Collateral Details" herein.

SMMEA: The Senior Certificates, Class C-B-1 Certificates, and the Class IV-M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA for so long as they are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization.

Registration: The offered certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

V. SUMMARY TERMS (continued)

Priority of Distributions (Groups I - III):

Distribution will in general be made to the extent of the Available Funds for the related group in the order and priority as follows:

1. First, to the related senior certificates, pro rata, accrued and unpaid interest at their respective pass-through rates on their respective Class Principal Balances or notional amounts, as applicable;

2. Second, to the related senior certificates, as principal, the related Senior Principal Distribution amount as described below under the heading "Distributions of Principal";

3. Third, to each class of Group C-B Certificates, interest and then principal in increasing order of numerical class designation; and

4. Fourth, to the Class AR Certificates, the remainder (which is expected to be zero).

Distribution of Principal (Groups I - III):

On each distribution date, an amount up to the amount of the Group I Senior Principal Distribution Amount for that distribution date, will be distributed as principal, sequentially, as follows:

1. First, to the Class AR Certificates, until the Class Principal Balance of the Class AR Certificates has been reduced to zero;

2. Then, to the Class I-A-1 Certificates, until its Class Principal Balance has been reduced to zero.

On each distribution date, an amount up to the amount of the Group II Senior Principal Distribution Amount for that distribution date, will be distributed as principal to the Class II-A-1 Certificates, until its Class Principal Balance has been reduced to zero.

On each distribution date, an amount up to the amount of the Group III Senior Principal Distribution Amount for that distribution date, will be distributed as principal sequentially to the Class III-A-1, Class III-A-2 and Class III-A-3 Certificates, until in each case, its respective Class Principal Balance has been reduced to zero.

On each distribution date, an amount, up to the amount of the Subordinate Principal Distribution Amount for that distribution date, will be distributed as principal, to the Group C-B Certificates, to the extent of the aggregate Available Funds remaining after distribution of interest and principal to the Senior Certificates. Each class of Group C-B Certificates will be entitled to receive its pro rata share, based on its respective Class Principal Balance, of the Subordinate Principal Distribution Amount.

Distributions of principal of the subordinate certificates will be made on each distribution date sequentially in the order of their numerical class designation, beginning with the Class C-B-1 Certificates, until each class of subordinate certificates has received its respective pro rata share of the Subordinate Principal Distribution Amount for that distribution date.

V. SUMMARY TERMS (continued)

Distributions of Principal (Group IV):

The Principal Payment Amount will be paid on each distribution date as follows:

I. On each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the Principal Payment Amount will be paid in the following order of priority:

(i) to the Class IV-A-1 Certificates, until its Class Principal Balance has been reduced to zero;

(ii) to the Class IV-M-1 Certificates, until its Class Principal Balance has been reduced to zero;

(iii) to the Class IV-M-2 Certificates, until its Class Principal Balance has been reduced to zero;

(iv) to the Class IV-B Certificates, until its Class Principal Balance has been reduced to zero; and

(v) for application as part of Monthly Excess Cashflow for such distribution date, as described under "Distribution of Monthly Excess Cashflow (Group IV)" below, any such Principal Payment Amount remaining after application pursuant to clauses (i) through (iv) above.

II. On each distribution date (a) on or after the Stepdown Date and (b) with respect to which a Trigger Event is not in effect, the Principal Payment Amount will be paid in the following order of priority:

(i) to the Class IV-A-1 Certificates, the Senior Principal Payment Amount for such distribution date, until its Class Principal Balance has been reduced to zero;

(ii) to the Class IV-M-1 Certificates, the Class IV-M-1 Principal Payment Amount for such distribution date, until its Class Principal Balance has been reduced to zero;

(iii) to the Class IV-M-2 Certificates, the Class IV-M-2 Principal Payment Amount for such distribution date, until its Class Principal Balance has been reduced to zero;

(iv) to the Class IV-B Certificates, the Class IV-B Principal Payment Amount for such distribution date, until its Class Principal Balance has been reduced to zero; and

(v) for application as part of Monthly Excess Cashflow for such distribution date, as described under "Distribution of Monthly Excess Cashflow (Group IV)" below, any such Principal Payment Amount remaining after application pursuant to clauses (i) through (iv) above.

Distribution of Monthly Excess Cashflow (Group IV):

On each distribution date, the Monthly Excess Cashflow will be distributed in the following order of priority:

(1) (A) until the aggregate Class Principal Balance of the Group IV Certificates equals the Aggregate Loan Balance of the group IV mortgage loans for such distribution date minus the Targeted Overcollateralization Amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, to the extent of Monthly Excess Interest for such distribution date, to the Group IV Certificates, in the following order of priority:

(a) to the Class IV-A-1 Certificates, until its Class Principal Balance has been reduced to zero;

(b) to the Class IV-M-1 Certificates, until its Class Principal Balance has been reduced to zero;

(c) to the Class IV-M-2 Certificates, until its Class Principal Balance has been reduced to zero; and

(d) to the Class IV-B Certificates, until the Class Principal Balance has been reduced to zero; and

(B) on each distribution date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, to fund any principal distributions required to be made on such distribution date set forth above in subclause II under "Distributions of Principal (Group IV)" above, after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

(2) to the Class IV-A-1 Certificates, any Basis Risk Shortfall for such class;

(3) to the Class IV-M-1 Certificates, any Basis Risk Shortfall for such class;

(4) to the Class IV-M-2 Certificates, any Basis Risk Shortfall for such class;

(5) to the Class IV-B Certificates, any Basis Risk Shortfall for such class;

(6) to the Class IV-M-1 Certificates, any Carryforward Interest for such class;

(7) to the Class IV-M-1 Certificates, any Deferred Amount for such class;

(8) to the Class IV-M-2 Certificates, any Carryforward Interest for such class;

(9) to the Class IV-M-2 Certificates, any Deferred Amount for such class;

(10) to the Class IV-B Certificates, any Carryforward Interest for such class;

(11) to the Class IV-B Certificates, any Deferred Amount for such class;

(12) to the Basis Risk Reserve Fund, any amounts required pursuant to the pooling and servicing agreement to be deposited therein; and

(13) to the Class IV-X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement.

VI. COLLATERAL DETAILS

NOTE: INFORMATION CONTAINED HEREIN REFLECTS THE JUNE 1, 2002 CUT-OFF DATE SCHEDULED BALANCES.

	Group I	Group II
Total Pool		
Number Of Loans	281	415
Aggregate Unpaid Principal Balance	109,170,002.94	173,060,248.37
Percent of Groups I-III	26.18%	41.51%
Average Unpaid Principal Balance	388,505.35	417,012.65
Minimum Unpaid Principal Balance	17,274.31	55,805.53
Maximum Unpaid Principal Balance	999,139.01	1,267,500.00
Weighted Averages		
Gross Coupon	6.606%	6.841%
Net Coupon	6.219%	6.458%
Original Term (months)	358	359
Stated Remaining Term to Maturity (months)	351	357
Original Loan to Value	72.81%	75.56%
Credit Score	708	714
Gross Margin	3.058%	2.827%
Net Margin	2.671%	2.444%
Rate Cap at First Adjustment	3.222%	5.002%
Periodic Rate Cap	1.441%	1.129%
Maximum Interest Rate	12.487%	11.890%
Months to Roll	27	58
Seasoning (months)	6	2
Index Type		
Treasury - 1 Year	42.04%	0.00%
Treasury - 3 Year	0.03%	0.00%
LIBOR - 6 Month	56.66%	97.05%
LIBOR – 1 Year	1.28%	2.95%
Loan Type		
10YR FRM-> ADJ	0.44%	0.06%
1YR ADJ	7.02%	0.00%
2YR FRM-> ADJ	24.52%	0.00%
3YR FRM-> ADJ	62.55%	0.19%

	Group I	Group II
5YR FRM-> ADJ	2.71%	99.45%
6MO FRM-> ADJ	0.74%	0.00%
7YR FRM-> ADJ	2.02%	0.30%
Principal Balances		
0.01 - 100,000.00	0.79%	0.27%
100,000.01 - 200,000.00	3.81%	2.42%
200,000.01 - 300,000.00	9.28%	8.23%
300,000.01 - 400,000.00	28.13%	25.43%
400,000.01 - 500,000.00	22.72%	30.44%
500,000.01 - 600,000.00	11.02%	15.13%
600,000.01 - 700,000.00	7.63%	6.36%
700,000.01 - 800,000.00	5.57%	3.03%
800,000.01 - 900,000.00	3.97%	2.94%
900,000.01 - 1,000,000.00	7.09%	5.02%
1,000,000.01 – 1,100,000.00	0.00%	0.00%
1,100,000.01 – 1,200,000.00	0.00%	0.00%
1,200,000.01 >=	0.00%	0.73%
State		
Alabama	0.00%	0.00%
Arizona	3.30%	2.78%
Arkansas	0.41%	0.00%
California	41.32%	73.71%
Colorado	7.18%	2.80%
Connecticut	1.71%	0.60%
District of Columbia	0.00%	0.00%
Florida	2.22%	0.53%
Georgia	0.45%	4.66%
Idaho	0.32%	0.00%
Illinois	6.79%	0.33%
Indiana	0.74%	0.32%
Iowa	0.33%	0.00%
Kansas	0.30%	0.00%
Kentucky	0.42%	0.00%
Maine	0.00%	0.11%
Maryland	1.39%	1.07%
Massachusetts	0.00%	0.92%
Michigan	1.21%	0.56%
Minnesota	4.21%	0.00%
Missouri	6.62%	0.00%
Nebraska	0.29%	0.00%
Nevada	2.42%	0.79%
New Hampshire	0.00%	0.48%
New Jersey	1.55%	1.53%
New York	1.12%	0.74%
North Carolina	0.00%	0.50%
Ohio	1.51%	0.00%
Oklahoma	0.00%	0.00%
Oregon	1.24%	1.51%

	Group I	Group II
Pennsylvania	0.53%	0.21%
South Carolina	0.02%	0.00%
Tennessee	1.17%	0.00%
Texas	0.21%	1.43%
Utah	0.00%	0.32%
Vermont	0.31%	0.00%
Virginia	1.56%	0.54%
Washington	3.21%	3.29%
Wisconsin	5.79%	0.00%
Wyoming	0.00%	0.25%
Gross Rate		
4.251 - 4.500	0.00%	0.21%
4.501 - 4.750	0.30%	0.00%
5.001 - 5.250	0.98%	0.00%
5.251 - 5.500	2.92%	0.00%
5.501 - 5.750	3.36%	0.31%
5.751 - 6.000	9.75%	1.54%
6.001 - 6.250	10.65%	3.50%
6.251 - 6.500	11.50%	10.48%
6.501 - 6.750	23.23%	23.69%
6.751 - 7.000	19.50%	33.92%
7.001 - 7.250	14.75%	26.34%
7.251 - 7.500	0.34%	0.00%
7.501 - 7.750	1.77%	0.00%
7.751 - 8.000	0.94%	0.00%
8.001 - 8.250	0.00%	0.00%
8.251 - 8.500	0.00%	0.00%
Gross Margin		
1.751 - 2.000	0.03%	0.00%
2.001 - 2.250	3.12%	8.30%
2.251 - 2.500	0.26%	0.43%
2.501 - 2.750	73.80%	82.87%
2.751 - 3.000	0.60%	0.85%
3.001 - 3.250	0.66%	0.00%
3.251 - 3.500	1.33%	0.37%
3.501 - 3.750	2.11%	0.83%
3.751 - 4.000	4.55%	0.83%
4.001 - 4.250	4.31%	2.11%
4.251 - 4.500	3.90%	1.33%
4.501 - 4.750	3.08%	0.47%
4.751 - 5.000	2.26%	1.60%

	Group I	Group II
Maximum Rate		
9.251 - 9.500	0.00%	0.21%
10.501 - 10.750	0.65%	0.31%
10.751 - 11.000	0.98%	1.00%
11.001 - 11.250	0.49%	2.68%
11.251 - 11.500	5.55%	9.27%
11.501 - 11.750	7.46%	23.04%
11.751 - 12.000	13.07%	33.99%
12.001 - 12.250	16.46%	26.96%
12.251 - 12.500	8.34%	0.38%
12.501 - 12.750	18.75%	0.00%
12.751 - 13.000	13.76%	1.42%
13.001 - 13.250	7.87%	0.20%
13.251 - 13.500	5.02%	0.00%
13.501 - 13.750	0.16%	0.54%
13.751 - 14.000	0.49%	0.00%
14.001 - 14.250	0.33%	0.00%
14.251 - 14.500	0.03%	0.00%
16.001 – 16.250	0.02%	0.00%
20.001>=	0.58%	0.00%
Credit Score		
Unknown	0.00%	0.00%
101 – 550	0.03%	0.00%
551 – 579	0.68%	0.00%
580 – 619	3.37%	0.06%
620 – 659	11.47%	8.35%
660 – 699	31.34%	29.91%
700 – 729	17.59%	28.64%
730 >=	35.53%	33.05%
Property Type		
Single Family Residence	66.88%	65.90%
Townhouse	0.00%	0.20%
Condo	5.40%	4.06%
2-4 Family	1.10%	2.17%
PUD	26.62%	27.31%
Manufactured Housing	0.00%	0.36%
Occupancy		
Primary	93.97%	98.13%
Second Home	3.91%	1.23%
Investment	2.12%	0.64%
Purpose		
Purchase	42.95%	54.25%
Refinance - Rate Term	26.24%	22.25%
Refinance - Cashout	30.81%	23.50%

	Group I	Group II
Original LTV Ratio		
<= 50.000	7.29%	3.63%
50.001 - 55.000	5.76%	1.79%
55.001 - 60.000	2.37%	1.77%
60.001 - 65.000	6.37%	6.84%
65.001 - 70.000	9.61%	4.17%
70.001 - 75.000	12.87%	10.68%
75.001 - 80.000	46.88%	68.03%
80.001 - 85.000	0.17%	0.34%
85.001 - 90.000	6.69%	1.75%
90.001 - 95.000	1.74%	0.90%
95.001 - 100.000	0.26%	0.09%
Months to Next Rate Adj.		
1 – 3	2.83%	0.00%
4 – 6	3.27%	0.00%
7 – 9	3.56%	0.00%
10 – 12	0.74%	0.00%
13 – 15	1.41%	0.00%
16 – 18	3.29%	0.00%
19 – 21	19.02%	0.00%
22 – 24	3.24%	0.00%
25 – 27	2.36%	0.00%
28 – 30	3.86%	0.00%
31 – 33	19.99%	0.00%
34 – 36	31.90%	0.00%
37 – 39	0.47%	0.00%
40 – 42	0.54%	0.00%
43 – 45	1.01%	0.00%
46 – 48	2.52%	0.00%
49 – 51	0.00%	0.15%
52 – 54	0.00%	3.72%
55 – 57	0.00%	14.63%
58 – 60	0.00%	81.14%
76 – 78	0.00%	0.12%
79 – 81	0.00%	0.17%
112 – 114	0.00%	0.06%
Documentation Type		
Unkown	0.23%	0.00%
Full	56.51%	27.76%
Reduced	32.75%	68.87%
No Documentation	3.30%	1.69%
No Ratio	2.79%	1.24%
Stated Income / Stated Assets	4.42%	0.44%
Original Term		
<= 180	0.85%	0.00%
181 – 300	0.33%	1.70%
301 – 360	98.82%	98.30%

	Group I	Group II
Stated Remaining Term to Maturity(months)		
<= 180	0.86%	0.00%
181 - 240	0.00%	0.00%
241 - 280	1.00%	0.00%
281 - 320	2.43%	1.70%
321 - 360	95.71%	98.30%
Seasoning (Months)		
1 - 5	75.78%	95.95%
6 - 10	13.65%	3.91%
11 - 15	4.92%	0.15%
21 - 25	0.88%	0.00%
26 - 30	0.53%	0.00%
31 - 35	0.80%	0.00%
36 - 40	1.23%	0.00%
41 - 45	0.54%	0.00%
46 - 50	0.24%	0.00%
51 - 55	0.11%	0.00%
56 - 60	0.33%	0.00%
71 - 75	0.29%	0.00%
81 - 85	0.23%	0.00%
86 - 90	0.16%	0.00%
91 - 95	0.28%	0.00%
211 - 215	0.02%	0.00%

	Group III	Groups I - III Aggregate
Total Pool		
Number Of Loans	237	933
Aggregate Unpaid Principal Balance	134,716,474.45	416,946,725.76
Percent of Groups I-III	32.31%	100.00%
Average Unpaid Principal Balance	568,423.94	446,888.24
Minimum Unpaid Principal Balance	49,412.40	17,274.31
Maximum Unpaid Principal Balance	2,984,659.52	2,984,659.52
Weighted Averages		
Gross Coupon	6.559%	6.688%
Net Coupon	6.178%	6.305%
Original Term (months)	358	358
Stated Remaining Term to Maturity (months)	351	354
Original Loan to Value	68.54%	72.57%
Credit Score	726	716
Gross Margin	2.751%	2.863%
Net Margin	2.370%	2.480%
Rate Cap at First Adjustment	2.343%	3.677%
Periodic Rate Cap	1.994%	1.490%
Maximum Interest Rate	12.437%	12.223%
Months to Roll	56	49
Seasoning (months)	7	5
Index Type		
Treasury - 1 Year	100.00%	43.32%
Treasury - 3 Year	0.00%	0.01%
LIBOR – 6 Month	0.00%	55.12%
LIBOR – 1 Year	0.00%	1.56%
Loan Type		
10YR FRM->ADJ	2.91%	1.08%
1YR ADJ	0.00%	1.84%
2YR FRM->ADJ	0.00%	6.42%
3YR FRM->ADJ	0.00%	16.46%
5YR FRM->ADJ	94.25%	72.44%
6MO ADJ	0.00%	0.19%
7YR FRM->ADJ	2.84%	1.57%
Principal Balance		
0.01 - 100,000.00	0.17%	0.37%
100,000.01 - 200,000.00	0.87%	2.28%
200,000.01 - 300,000.00	1.89%	6.46%
300,000.01 - 400,000.00	17.35%	23.53%
400,000.01 - 500,000.00	12.93%	22.76%
500,000.01 - 600,000.00	11.61%	12.92%
600,000.01 - 700,000.00	9.19%	7.60%
700,000.01 - 800,000.00	11.88%	6.55%
800,000.01 – 1,000,000.00	14.88%	11.00%
1,000,000.01 - 1,100,000.00	4.78%	1.54%
1,100,000.01 - 1,200,000.00	3.50%	1.13%
1,200,000.00 >=	10.95%	3.84%

	Group III	Groups I - III Aggregate
State		
Arizona	1.82%	2.60%
Arkansas	0.00%	0.11%
California	15.88%	46.54%
Colorado	11.96%	6.90%
Connecticut	0.00%	0.69%
District of Columbia	0.24%	0.08%
Florida	1.77%	1.37%
Georgia	1.23%	2.45%
Idaho	0.52%	0.25%
Illinois	6.89%	4.14%
Indiana	0.00%	0.33%
Iowa	3.29%	1.15%
Kansas	1.25%	0.48%
Kentucky	0.00%	0.11%
Louisiana	0.00%	0.04%
Maine	0.58%	0.23%
Maryland	0.72%	1.04%
Massachusetts	0.68%	0.60%
Michigan	0.27%	0.64%
Minnesota	9.84%	4.28%
Missouri	7.04%	4.01%
Nebraska	0.36%	0.19%
Nevada	2.05%	1.62%
New Hampshire	0.00%	0.20%
New Jersey	0.77%	1.29%
New York	0.00%	0.60%
North Carolina	0.58%	0.40%
Ohio	3.17%	1.42%
Oklahoma	0.38%	0.12%
Oregon	2.68%	1.82%
Pennsylvania	0.47%	0.38%
Tennessee	0.22%	0.38%
Texas	0.29%	0.74%
Utah	0.70%	0.36%
Vermont	0.00%	0.08%
Virginia	0.74%	0.87%
Washington	14.70%	6.96%
Wisconsin	8.91%	4.40%
Wyoming	0.00%	0.11%

	Group III	Groups I - III Aggregate
Gross Rate		
4.251 - 4.500	0.00%	0.09%
4.501 - 4.750	0.00%	0.08%
5.001 - 5.250	0.00%	0.26%
5.251 - 5.500	0.00%	0.77%
5.501 - 5.750	1.85%	1.60%
5.751 - 6.000	7.82%	5.72%
6.001 - 6.250	19.71%	10.61%
6.251 - 6.500	20.03%	13.83%
6.501 - 6.750	21.27%	22.79%
6.751 - 7.000	18.60%	25.19%
7.001 - 7.250	9.38%	17.83%
7.251 - 7.500	1.35%	0.53%
7.501 - 7.750	0.00%	0.46%
7.751 - 8.000	0.00%	0.25%
Gross Margin		
1.751 - 2.000	0.00%	0.01%
2.001 - 2.250	0.29%	4.35%
2.251 - 2.500	0.00%	0.25%
2.501 - 2.750	99.32%	85.81%
2.751 - 3.000	0.20%	0.58%
3.001 - 3.250	0.00%	0.17%
3.251 - 3.500	0.00%	0.50%
3.501 - 3.750	0.00%	0.90%
3.751 - 4.000	0.00%	1.54%
4.001 - 4.250	0.19%	2.07%
4.251 - 4.500	0.00%	1.57%
4.501 - 4.750	0.00%	1.00%
4.751 - 5.000	0.00%	1.26%
Maximum Rate		
9.251 - 9.500	0.00%	0.09%
10.501 - 10.750	0.00%	0.30%
10.751 - 11.000	0.00%	0.67%
11.001 - 11.250	2.31%	1.99%
11.251 - 11.500	1.69%	5.85%
11.501 - 11.750	4.16%	12.86%
11.751 - 12.000	11.73%	21.32%
12.001 - 12.250	18.73%	21.55%
12.251 - 12.500	18.92%	8.46%
12.501 - 12.750	18.95%	11.03%
12.751 - 13.000	14.69%	8.94%
13.001 - 13.250	8.05%	4.74%
13.251 - 13.500	0.76%	1.56%
13.501 - 13.750	0.00%	0.26%
13.751 - 14.000	0.00%	0.13%
14.001 - 14.250	0.00%	0.09%
14.251 - 14.500	0.00%	0.01%
16.001 - 16.250	0.00%	0.00%

	Group III	Groups I - III Aggregate
20.001 >=	0.00%	0.15%
Credit Score		
Unknown	1.10%	0.36%
101 - 550	0.00%	0.01%
551 - 579	0.37%	0.30%
580 - 619	4.75%	2.44%
620 - 659	8.83%	9.32%
660 - 699	13.45%	24.97%
700 - 729	19.90%	22.92%
730 >=	51.60%	39.69%
Property Type		
Single Family Residence	70.17%	67.54%
Townhouse	0.00%	0.08%
Condo	11.09%	6.68%
2-4 Family	1.31%	1.61%
PUD	17.43%	23.94%
Manufactured Housing	0.00%	0.15%
Occupancy		
Primary	91.23%	94.81%
Second Home	8.31%	4.22%
Investment	0.45%	0.97%
Purpose		
Purchase	23.65%	41.40%
Refinance - Rate Term	37.36%	28.18%
Refinance – Cashout	38.99%	30.42%
Original LTV Ratio		
<= 50.000	11.28%	7.06%
50.001 - 55.000	4.23%	3.62%
55.001 - 60.000	8.83%	4.21%
60.001 - 65.000	10.24%	7.82%
65.001 - 70.000	11.33%	7.91%
70.001 - 75.000	17.50%	13.46%
75.001 - 80.000	32.85%	51.12%
80.001 - 85.000	1.11%	0.55%
85.001 - 90.000	2.41%	3.26%
90.001 - 95.000	0.22%	0.90%
95.001 - 100.000	0.00%	0.10%

	Group III	Groups I - III Aggregate
Months to Next Rate Adj.		
1 - 3	0.00%	0.74%
4 – 6	0.00%	0.86%
7 – 9	0.00%	0.93%
10 - 12	0.00%	0.20%
13 - 15	0.00%	0.37%
16 - 18	0.00%	0.86%
19 - 21	0.00%	4.98%
22 - 24	0.00%	0.85%
25 - 27	0.00%	0.62%
28 - 30	0.00%	1.01%
31 - 33	0.00%	5.23%
34 - 36	0.00%	8.35%
37 – 39	0.00%	0.12%
40 – 42	0.00%	0.14%
43 – 45	0.00%	0.26%
46 – 48	0.00%	0.66%
49 – 51	15.05%	4.92%
52 – 54	23.78%	9.23%
55 – 57	53.45%	23.34%
58 – 60	1.96%	34.31%
70 – 72	2.37%	0.76%
76 – 78	0.83%	0.32%
79 – 81	1.44%	0.54%
82 – 84	0.18%	0.06%
106 - 108	0.93%	0.30%
112 - 114	0.00%	0.02%
Documentation Type		
Unknown	0.00%	0.06%
Full	95.50%	57.18%
Reduced	4.30%	38.55%
No Documentation	0.20%	1.63%
No Ratio	0.00%	1.24%
Stated Income / Stated Assets	0.00%	1.34%
Original Term		
<= 180	0.91%	0.52%
181 - 300	0.27%	0.88%
301 - 360	98.82%	98.60%
Stated Remaining Term to Maturity (months)		
<= 180	0.91%	0.52%
181 - 240	0.27%	0.09%
241 - 280	0.00%	0.26%
281 - 320	1.98%	1.98%
321 - 360	96.84%	97.15%

	Group III	Groups I - III Aggregate
Seasoning (Months)		
1 - 5	56.27%	77.85%
6 - 10	35.83%	16.77%
11 - 15	5.91%	3.26%
21 - 25	0.00%	0.23%
26 - 30	0.00%	0.14%
31 - 35	0.00%	0.21%
36 - 40	0.00%	0.32%
41 – 45	1.60%	0.66%
46 - 50	0.38%	0.19%
51 – 55	0.00%	0.03%
56 – 60	0.00%	0.09%
71 – 75	0.00%	0.08%
81 – 85	0.00%	0.06%
86 - 90	0.00%	0.04%
91 - 95	0.00%	0.07%

	Group IV
Total Pool	
Number Of Loans	1017
Aggregate Unpaid Principal Balance	250,336,560.52
Average Unpaid Principal Balance	246,151.98
Minimum Unpaid Principal Balance	11,671.83
Maximum Unpaid Principal Balance	1,170,000.00
Weighted Averages	
Gross Coupon	8.186%
Net Coupon	7.593%
Original Term (months)	360
Stated Remaining Term to Maturity (months)	356
Original Loan to Value	80.46%
Credit Score	688
Gross Margin	4.542%
Net Margin	3.950%
Rate Cap at First Adjustment	3.451%
Periodic Rate Cap	1.070%
Maximum Interest Rate	13.581%
Months to Roll	30
Seasoning (months)	4
Index Type	
Treasury - 1 Year	2.42%
Treasury - 3 Year	0.00%
LIBOR - 6 Month	97.48%
LIBOR – 1 Year	0.10%
Loan Type	
10YR FRM-> ADJ	0.37%
1YR ADJ	0.10%
2YR FRM-> ADJ	65.31%
3YR FRM-> ADJ	12.25%
5YR FRM-> ADJ	21.53%
6MO ADJ	0.19%
7YR FRM-> ADJ	0.25%

	Group IV
Principal Balance	
0.01 – 100,000.00	6.12%
100,000.01 - 200,000.00	19.90%
200,000.01 - 300,000.00	18.25%
300,000.01 - 400,000.00	12.73%
400,000.01 - 500,000.00	13.99%
500,000.01 - 600,000.00	9.47%
600,000.01 - 700,000.00	4.85%
700,000.01 - 800,000.00	5.45%
800,000.01 - 900,000.00	4.12%
900,000.01 - 1,000,000.00	4.21%
1,000,000.01 - 1,100,000.00	0.43%
1,100,000.01 - 1,200,000.00	0.47%
State	
Alabama	0.26%
Arizona	3.19%
Arkansas	0.32%
California	54.75%
Colorado	4.51%
Connecticut	0.91%
District of Columbia	0.38%
Florida	4.87%
Georgia	2.80%
Idaho	0.13%
Illinois	2.52%
Indiana	0.12%
Iowa	0.06%
Kansas	0.13%
Kentucky	0.03%
Louisiana	0.15%
Maine	0.12%
Maryland	0.65%
Massachusetts	1.17%
Michigan	2.45%
Minnesota	0.70%
Missouri	0.44%
Nebraska	0.04%
Nevada	1.26%
New Hampshire	0.08%
New Jersey	2.08%
New Mexico	0.19%
New York	4.42%
North Carolina	0.54%
Ohio	1.26%
Oklahoma	0.02%
Oregon	1.45%

	Group IV
Pennsylvania	0.66%
Rhode Island	0.10%
South Carolina	0.23%
Tennessee	0.39%
Texas	1.86%
Utah	1.13%
Vermont	0.33%
Virginia	0.94%
Washington	1.98%
West Virginia	0.11%
Wisconsin	0.27%
Gross Rate	
5.751 – 6.000	0.23%
6.001 – 6.250	0.05%
6.251 – 6.500	0.23%
6.501 - 6.750	0.99%
6.751 – 7.000	0.08%
7.001 - 7.250	1.13%
7.251 - 7.500	21.27%
7.501 - 7.750	14.48%
7.751 - 8.000	14.70%
8.001 - 8.250	8.10%
8.251 - 8.500	10.43%
8.501 - 8.750	7.33%
8.751 - 9.000	11.51%
9.001 - 9.250	2.34%
9.251 - 9.500	1.99%
9.501 - 9.750	1.57%
9.751 - 10.000	1.03%
10.001 - 10.250	0.71%
10.251 - 10.500	0.71%
10.501 - 10.750	0.31%
10.751 - 11.000	0.38%
11.001 - 11.250	0.10%
11.251 - 11.500	0.14%
11.501 - 11.750	0.04%
11.751 - 12.000	0.14%

	Group IV
Gross Margin	
2.001 - 2.250	1.83%
2.251 - 2.500	0.00%
2.501 - 2.750	12.69%
2.751 - 3.000	0.85%
3.001 - 3.250	1.00%
3.251 - 3.500	2.93%
3.501 - 3.750	2.72%
3.751 - 4.000	2.61%
4.001 - 4.250	4.75%
4.251 - 4.500	1.78%
4.501 - 4.750	7.03%
4.751 - 5.000	48.07%
5.001 - 5.250	4.20%
5.251 - 5.500	2.74%
5.501 - 5.750	1.28%
5.751 - 6.000	1.85%
6.001 - 6.250	1.33%
6.251 - 6.500	1.03%
6.501 - 6.750	0.77%
6.751 - 7.000	0.39%
7.001 - 7.250	0.11%
7.251 - 7.500	0.03%
Maximum Rate	
11.001 - 11.250	0.07%
11.751 - 12.000	0.23%
12.251 - 12.500	16.33%
12.501 - 12.750	11.89%
12.751 - 13.000	10.50%
13.001 - 13.250	5.80%
13.251 - 13.500	11.42%
13.501 - 13.750	7.65%
13.751 - 14.000	12.03%
14.001 - 14.250	4.48%
14.251 - 14.500	3.96%
14.501 - 14.750	3.40%
14.751 - 15.000	3.19%
15.001 - 15.250	1.33%
15.251 - 15.500	2.00%
15.501 - 15.750	1.29%
15.751 - 16.000	1.52%
16.001 - 16.250	0.71%
16.251 - 16.500	1.00%
16.501 - 16.750	0.33%
16.751 - 17.000	0.40%
17.001 - 17.250	0.10%

	Group IV
17.251 - 17.500	0.14%
17.501 - 17.750	0.06%
17.751 - 18.000	0.14%
Credit Score	
Unknown	0.84%
101 - 550	0.09%
551 - 579	0.16%
580 - 619	1.74%
620 - 659	24.00%
660 - 699	35.32%
700 - 729	19.30%
730 >=	18.56%
Property Type	
Single Family Residence	67.15%
Condo	5.70%
2-4 Family	13.26%
PUD	13.76%
Manufactured Housing	0.10%
Townhouse	0.04%
Occupancy Status	
Primary	86.74%
Second Home	1.10%
Investment	12.16%
Purpose	
Purchase	61.45%
Refinance - Rate Term	10.09%
Refinance - Cashout	28.46%
Original LTV Ratio	
<= 50.000	0.61%
50.001 - 55.000	1.31%
55.001 - 60.000	1.56%
60.001 - 65.000	2.26%
65.001 - 70.000	7.32%
70.001 - 75.000	14.98%
75.001 - 80.000	43.81%
80.001 - 85.000	3.65%
85.001 - 90.000	9.65%
90.001 - 95.000	10.25%
95.001 - 100.000	4.60%

	Group IV
Months to Next Rate Adj.	
1 - 3	0.55%
4 - 6	0.12%
7 - 9	0.21%
10 - 12	0.02%
13 - 15	0.74%
16 - 18	6.20%
19 - 21	45.32%
22 - 24	11.72%
25 - 27	0.53%
28 - 30	1.66%
31 - 33	9.10%
34 - 36	1.92%
43 - 45	0.09%
49 - 51	0.88%
52 - 54	1.36%
55 - 57	7.16%
58 - 60	12.16%
70 – 72	0.15%
97 - 99	0.11%
Documentation Type	
Full	23.40%
Reduced	31.86%
No Documentation	22.29%
No Ratio	9.91%
Stated Income / Stated Assets	12.54%
Original Term	
<= 180	0.00%
181 - 300	0.06%
301 - 360	99.94%
Stated Remaining Term to Maturity(months)	
<= 180	0.03%
181 - 240	0.04%
241 - 280	0.16%
281 - 320	0.61%
321 - 360	99.16%

	Group IV
Seasoning (Months)	
1 - 5	87.11%
6 - 10	10.64%
11 - 15	0.77%
21 - 25	0.26%
26 - 30	0.38%
36 – 40	0.02%
46 – 50	0.16%
51 – 55	0.02%
56 – 60	0.26%
61 – 65	0.12%
66 – 70	0.06%
81 - 85	0.09%
86 - 90	0.07%
136 - 140	0.02%
211 - 215	0.01%

CSFB-2002-AR21-G4-FINAL - Price/Yield - IVA

CSFB 2002-AR21 CLASS IV-A-1

Balance	$235,942,000.00	Delay	0	Index	LIBOR_1MO | 1.84	WAC(4)	8.1855
Coupon*	2.19	Dated	6/27/2002	**Mult / Margin**	**1 / .35**	NET(4)	7.554318
Settle	6/28/2002	First Payment	7/25/2002	Cap / Floor	999 / 0	WAM(4)	355

Price	*10 CPR, Call (Y)*	*15 CPR, Call (Y)*	*20 CPR, Call (Y)*	*25 CPR, Call (Y)*	*30 CPR, Call (Y)*	*35 CPR, Call (Y)*	*40 CPR, Call (Y)*	*45 CPR, Call (Y)*	*50 CPR, Call (Y)*	*60 CPR, Call (Y)*	
100-00	**2.2**	**2.2**	**2.2**	**2.2**	**2.2**	**2.2**	**2.2**	**2.2**	**2.2**	**2.2**	**Yield**
100-00	**35**	**35**	**35**	**35**	**35**	**35**	**35**	**35**	**35**	**35**	**Disc Margin**
WAL	7.28	5.12	3.86	3.05	2.48	2.05	1.72	1.46	1.24	0.91	
Mod Durn	6.41	4.67	3.6	2.88	2.37	1.98	1.67	1.43	1.22	0.9	
Principal Window	Jul02 - Feb24	Jul02 - Sep18	Jul02 - Dec14	Jul02 - May12	Jul02 - Aug10	Jul02 - Apr09	Jul02 - Mar08	Jul02 - Jun07	Jul02 - Oct06	Jul02 - Jun05	
Accrued Interest	14353.14	14353.14	14353.14	14353.14	14353.14	14353.14	14353.14	14353.14	14353.14	14353.14	
LIBOR_1MO	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	
LIBOR_6MO	2.11	2.11	2.11	2.11	2.11	2.11	2.11	2.11	2.11	2.11	
LIBOR_1YR	2.674	2.674	2.674	2.674	2.674	2.674	2.674	2.674	2.674	2.674	
CMT_1YR	2.38	2.38	2.38	2.38	2.38	2.38	2.38	2.38	2.38	2.38	
CMT_3YR	3.87	3.87	3.87	3.87	3.87	3.87	3.87	3.87	3.87	3.87	

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

FINAL

CSFB-2002-AR21-G4-FINAL - Price/Yield - IVM1

CSFB 2002-AR21 CLASS IV-M-1

Balance	$10,013,000.00	Delay	0	Index	LIBOR_1MO | 1.839	WAC(4)	8.1855
Coupon*	2.74	Dated	6/27/2002	**Mult / Margin**	**1 / 0.90**	NET(4)	7.554318
Settle	6/28/2002	First Payment	7/25/2002	Cap / Floor	999 / 0	WAM(4)	355

Price	*10 CPR, Call (Y)*	*15 CPR, Call (Y)*	*20 CPR, Call (Y)*	*25 CPR, Call (Y)*	*30 CPR, Call (Y)*	*35 CPR, Call (Y)*	*40 CPR, Call (Y)*	*45 CPR, Call (Y)*	*50 CPR, Call (Y)*	*60 CPR, Call (Y)*	
100-00	**2.755**	**2.755**	**2.755**	**2.755**	**2.755**	**2.755**	**2.755**	**2.755**	**2.755**	**2.755**	**Yield**
100-00	**90**	**90**	**90**	**90**	**90**	**90**	**90**	**90**	**90**	**90**	**Disc Margin**
WAL	12.4	8.79	6.64	5.32	4.52	4.04	3.75	3.61	3.59	3.24	
Mod Durn	10.3	7.68	5.99	4.9	4.23	3.81	3.56	3.44	3.43	3.11	
Principal Window	Jun08 - Feb24	Jul06 - Sep18	Jul05 - Dec14	Jul05 - May12	Jul05 - Aug10	Aug05 - Apr09	Aug05 - Mar08	Sep05 - Jun07	Sep05 - Oct06	Jun05 - Sep05	
Accrued Interest	762.1	762.1	762.1	762.1	762.1	762.1	762.1	762.1	762.1	762.1	
LIBOR_1MO	1.839	1.839	1.839	1.839	1.839	1.839	1.839	1.839	1.839	1.839	
LIBOR_6MO	1.949	1.949	1.949	1.949	1.949	1.949	1.949	1.949	1.949	1.949	
LIBOR_1YR	2.249	2.249	2.249	2.249	2.249	2.249	2.249	2.249	2.249	2.249	
CMT_1YR	2.05	2.05	2.05	2.05	2.05	2.05	2.05	2.05	2.05	2.05	
CMT_3YR	3.25	3.25	3.25	3.25	3.25	3.25	3.25	3.25	3.25	3.25	

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

FINAL

CSFB-2002-AR21-G4-FINAL - Price/Yield - IVM2

CSFB 2002-AR21 CLASS IV-M-2

Balance	$2,504,000.00	Delay	0	Index	LIBOR_1MO | 1.839	WAC(4)	8.1855
Coupon*	3.44	Dated	6/27/2002	**Mult / Margin**	**1 / 1.60**	NET(4)	7.554318
Settle	6/28/2002	First Payment	7/25/2002	Cap / Floor	999 / 0	WAM(4)	355

Price	*10 CPR, Call (Y)*	*15 CPR, Call (Y)*	*20 CPR, Call (Y)*	*25 CPR, Call (Y)*	*30 CPR, Call (Y)*	*35 CPR, Call (Y)*	*40 CPR, Call (Y)*	*45 CPR, Call (Y)*	*50 CPR, Call (Y)*	*60 CPR, Call (Y)*	
100-00	**3.464**	**3.464**	**3.464**	**3.464**	**3.464**	**3.464**	**3.464**	**3.464**	**3.464**	**3.464**	**Yield**
100-00	**160**	**160**	**160**	**160**	**160**	**160**	**160**	**160**	**160**	**160**	**Disc Margin**
WAL	11.38	7.95	5.98	4.79	4.06	3.61	3.34	3.2	3.19	3.23	
Mod Durn	9.25	6.86	5.34	4.37	3.76	3.38	3.14	3.02	3.02	3.05	
Principal Window	Jun08 - Jul19	Jul06 - Sep14	Jul05 - Sep11	Jul05 - Oct09	Jul05 - Jun08	Jul05 - Jun07	Jul05 - Sep06	Jul05 - Feb06	Aug05 - Sep05	Aug05 - Sep05	
Accrued Interest	239.27	239.27	239.27	239.27	239.27	239.27	239.27	239.27	239.27	239.27	
LIBOR_1MO	1.839	1.839	1.839	1.839	1.839	1.839	1.839	1.839	1.839	1.839	
LIBOR_6MO	1.949	1.949	1.949	1.949	1.949	1.949	1.949	1.949	1.949	1.949	
LIBOR_1YR	2.249	2.249	2.249	2.249	2.249	2.249	2.249	2.249	2.249	2.249	
CMT_1YR	2.05	2.05	2.05	2.05	2.05	2.05	2.05	2.05	2.05	2.05	
CMT_3YR	3.25	3.25	3.25	3.25	3.25	3.25	3.25	3.25	3.25	3.25	

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

FINAL

CSFB-2002-AR21-G4-FINAL - Price/Yield - IVB

CSFB 2002-AR21 CLASS IV-B

Balance	$1,877,560.00	Delay	0	Index	LIBOR_1MO | 1.839	WAC(4)	8.1855
Coupon*	4.44	Dated	6/27/2002	**Mult / Margin**	**1 / 2.60**	NET(4)	7.554818
Settle	6/28/2002	First Payment	7/25/2002	Cap / Floor	999 / 0	WAM(4)	355

Price	*10 CPR, Call (Y)*	*15 CPR, Call (Y)*	*20 CPR, Call (Y)*	*25 CPR, Call (Y)*	*30 CPR, Call (Y)*	*35 CPR, Call (Y)*	*40 CPR, Call (Y)*	*45 CPR, Call (Y)*	*50 CPR, Call (Y)*	*60 CPR, Call (Y)*	
100-00	**4.48**	**4.48**	**4.48**	**4.48**	**4.48**	**4.48**	**4.48**	**4.48**	**4.48**	**4.48**	**Yield**
100-00	**260**	**260**	**260**	**260**	**260**	**260**	**260**	**260**	**260**	**260**	**Disc Margin**
WAL	9.03	6.23	4.66	3.78	3.34	3.14	3.08	3.08	3.08	3.11	
Mod Durn	7.32	5.36	4.16	3.45	3.08	2.91	2.85	2.85	2.86	2.88	
Principal Window	Jun08 - Jul15	Jul06 - Aug11	Jul05 - Apr09	Jul05 - Nov07	Jul05 - Nov06	Jul05 - Feb06	Jul05 - Aug05	Jul05 - Jul05	Jul05 - Aug05	Jul05 - Aug05	
Accrued Interest	231.57	231.57	231.57	231.57	231.57	231.57	231.57	231.57	231.57	231.57	
LIBOR_1MO	1.839	1.839	1.839	1.839	1.839	1.839	1.839	1.839	1.839	1.839	
LIBOR_6MO	1.949	1.949	1.949	1.949	1.949	1.949	1.949	1.949	1.949	1.949	
LIBOR_1YR	2.249	2.249	2.249	2.249	2.249	2.249	2.249	2.249	2.249	2.249	
CMT_1YR	2.05	2.05	2.05	2.05	2.05	2.05	2.05	2.05	2.05	2.05	
CMT_3YR	3.25	3.25	3.25	3.25	3.25	3.25	3.25	3.25	3.25	3.25	

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

FINAL

CSFB 2002-AR21 CLASS C-B-1

Balance	$9,382,000.00	Delay	24
Coupon*	6.2847	Dated	6/1/2002
Settle	6/28/2002	First Payment	7/25/2002

***COUPON: EFFECTIVELY EQUALS WEIGHTED AVERAGE OF NET WAC'S (LESS 0.02% IN EACH CASE) OF GROUPS I, II AND III**

RUN TO THE BALLOON IN MONTH 49

Price	*10 CPR*	*20 CPR*	*22 CPR*	*25 CPR*	*30 CPR*	*35 CPR*	*40 CPR*	*45 CPR*	*50 CPR*	*60 CPR*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-12	5.706	5.701	5.697	5.690	5.675	5.654	5.629	5.593	5.565	5.475
101-14	5.689	5.683	5.679	5.671	5.656	5.634	5.607	5.570	5.541	5.447
101-16	5.671	5.665	5.660	5.652	5.636	5.613	5.586	5.547	5.517	5.419
101-18	5.653	5.647	5.642	5.634	5.617	5.593	5.564	5.524	5.493	5.392
101-20	5.635	5.629	5.624	5.615	5.597	5.573	5.543	5.501	5.469	5.364
101-22	5.617	5.611	5.605	5.596	5.578	5.552	5.521	5.478	5.445	5.336
101-24	5.600	5.593	5.587	5.577	5.558	5.532	5.500	5.455	5.421	5.309
101-26	5.582	5.575	5.569	5.559	5.539	5.511	5.478	5.432	5.397	5.281
101-28	**5.564**	**5.557**	**5.550**	**5.540**	**5.519**	**5.491**	**5.457**	**5.409**	**5.373**	**5.254**
101-30	5.547	5.539	5.532	5.521	5.500	5.471	5.435	5.386	5.349	5.226
102-00	5.529	5.521	5.514	5.503	5.481	5.450	5.414	5.363	5.325	5.199
102-02	5.511	5.503	5.496	5.484	5.461	5.430	5.393	5.341	5.301	5.171
102-04	5.494	5.485	5.477	5.466	5.442	5.410	5.371	5.318	5.277	5.144
102-06	5.476	5.467	5.459	5.447	5.423	5.390	5.350	5.295	5.253	5.116
102-08	5.458	5.449	5.441	5.428	5.403	5.369	5.329	5.272	5.229	5.089
102-10	5.441	5.431	5.423	5.410	5.384	5.349	5.307	5.249	5.205	5.061
102-12	5.423	5.413	5.405	5.391	5.365	5.329	5.286	5.227	5.181	5.034
WAL	3.99	3.92	3.85	3.76	3.61	3.43	3.24	3.02	2.86	2.47
Mod Durn	3.45	3.39	3.34	3.27	3.15	3	2.85	2.67	2.54	2.22
Principal Window	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06
Accrued Interest	44222.54	44222.54	44222.54	44222.54	44222.54	44222.54	44222.54	44222.54	44222.54	44222.54
LIBOR_6MO	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87
LIBOR_1YR	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322
CMT_1YR	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15
CMT_3YR	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

PRELIMINARY

CSFB 2002-AR21 CLASS C-B-2

Balance	$4,170,000.00	Delay	24	*COUPON: EFFECTIVELY EQUALS WEIGHTED AVERAGE OF NET WAC'S (LESS 0.02% IN EACH CASE) OF GROUPS I, II AND III
Coupon*	6.2847	Dated	6/1/2002	
Settle	6/28/2002	First Payment	7/25/2002	RUN TO THE BALLOON IN MONTH 49

Price	*10 CPR*	*20 CPR*	*22 CPR*	*25 CPR*	*30 CPR*	*35 CPR*	*40 CPR*	*45 CPR*	*50 CPR*	*60 CPR*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-07	6.038	6.039	6.040	6.040	6.039	6.036	6.031	6.023	6.017	5.993
100-09	6.020	6.021	6.021	6.021	6.019	6.015	6.009	5.999	5.992	5.965
100-11	6.002	6.002	6.002	6.002	5.999	5.994	5.987	5.976	5.967	5.936
100-13	5.984	5.984	5.984	5.983	5.979	5.973	5.965	5.952	5.943	5.908
100-15	5.966	5.966	5.965	5.964	5.960	5.953	5.943	5.929	5.918	5.880
100-17	5.948	5.947	5.947	5.945	5.940	5.932	5.922	5.906	5.894	5.852
100-19	5.930	5.929	5.928	5.926	5.920	5.911	5.900	5.883	5.869	5.824
100-21	5.912	5.911	5.909	5.907	5.901	5.891	5.878	5.859	5.845	5.796
100-23	**5.894**	**5.892**	**5.891**	**5.888**	**5.881**	**5.870**	**5.856**	**5.836**	**5.821**	**5.768**
100-25	5.876	5.874	5.872	5.869	5.861	5.849	5.834	5.813	5.796	5.740
100-27	5.858	5.856	5.854	5.850	5.842	5.829	5.813	5.790	5.772	5.712
100-29	5.840	5.838	5.835	5.831	5.822	5.808	5.791	5.766	5.747	5.684
100-31	5.822	5.819	5.817	5.812	5.802	5.788	5.769	5.743	5.723	5.656
101-01	5.805	5.801	5.798	5.793	5.783	5.767	5.748	5.720	5.699	5.628
101-03	5.787	5.783	5.780	5.775	5.763	5.747	5.726	5.697	5.675	5.600
101-05	5.769	5.765	5.762	5.756	5.744	5.726	5.704	5.674	5.650	5.572
101-07	5.751	5.747	5.743	5.737	5.724	5.706	5.683	5.651	5.626	5.544
WAL	3.99	3.92	3.85	3.76	3.61	3.43	3.24	3.02	2.86	2.47
Mod Durn	3.44	3.38	3.33	3.26	3.14	2.99	2.84	2.66	2.53	2.2
Principal Window	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06
Accrued Interest	19655.51	19655.51	19655.51	19655.51	19655.51	19655.51	19655.51	19655.51	19655.51	19655.51
LIBOR_6MO	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87
LIBOR_1YR	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322
CMT_1YR	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15
CMT_3YR	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

PRELIMINARY

CSFB 2002-AR21 CLASS C-B-3

Balance	$3,127,000.00	Delay	24
Coupon*	6.2847	Dated	6/1/2002
Settle	6/28/2002	First Payment	7/25/2002

***COUPON: EFFECTIVELY EQUALS WEIGHTED AVERAGE OF NET WAC'S (LESS 0.02% IN EACH CASE) OF GROUPS I, II AND III**

RUN TO THE BALLOON IN MONTH 49

Price	*10 CPR*	*20 CPR*	*22 CPR*	*25 CPR*	*30 CPR*	*35 CPR*	*40 CPR*	*45 CPR*	*50 CPR*	*60 CPR*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-30	6.707	6.720	6.730	6.745	6.772	6.805	6.842	6.890	6.928	7.041
98-00	6.688	6.701	6.711	6.726	6.752	6.783	6.820	6.866	6.903	7.011
98-02	6.670	6.682	6.692	6.706	6.731	6.762	6.797	6.842	6.877	6.982
98-04	6.651	6.663	6.673	6.687	6.711	6.741	6.775	6.818	6.852	6.953
98-06	6.633	6.644	6.653	6.667	6.691	6.719	6.752	6.794	6.827	6.924
98-08	6.614	6.625	6.634	6.648	6.670	6.698	6.730	6.770	6.801	6.895
98-10	6.596	6.606	6.615	6.628	6.650	6.677	6.707	6.746	6.776	6.866
98-12	6.577	6.587	6.596	6.609	6.630	6.656	6.685	6.722	6.751	6.837
98-14	**6.559**	**6.569**	**6.577**	**6.589**	**6.609**	**6.634**	**6.662**	**6.698**	**6.726**	**6.808**
98-16	6.540	6.550	6.558	6.570	6.589	6.613	6.640	6.674	6.700	6.779
98-18	6.522	6.531	6.539	6.550	6.569	6.592	6.617	6.650	6.675	6.750
98-20	6.503	6.512	6.520	6.531	6.549	6.571	6.595	6.626	6.650	6.721
98-22	6.485	6.494	6.501	6.511	6.529	6.549	6.573	6.602	6.625	6.692
98-24	6.467	6.475	6.482	6.492	6.508	6.528	6.550	6.578	6.600	6.663
98-26	6.448	6.456	6.463	6.472	6.488	6.507	6.528	6.554	6.575	6.635
98-28	6.430	6.438	6.444	6.453	6.468	6.486	6.506	6.530	6.550	6.606
98-30	6.411	6.419	6.425	6.434	6.448	6.465	6.483	6.507	6.525	6.577
WAL	3.99	3.92	3.85	3.76	3.61	3.43	3.24	3.02	2.86	2.47
Mod Durn	3.42	3.36	3.31	3.24	3.12	2.97	2.82	2.64	2.51	2.18
Principal Window	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06	Jul02 - Jul06
Accrued Interest	14739.27	14739.27	14739.27	14739.27	14739.27	14739.27	14739.27	14739.27	14739.27	14739.27
LIBOR_6MO	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87
LIBOR_1YR	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322
CMT_1YR	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15
CMT_3YR	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

PRELIMINARY

CSFB 2002-AR21 CLASS C-B-4

Balance	$1,459,000.00	Delay	24
Coupon*	6.2847	Dated	6/1/2002
Settle	6/28/2002	First Payment	7/25/2002

***COUPON: EFFECTIVELY EQUALS WEIGHTED AVERAGE OF NET WAC'S (LESS 0.02% IN EACH CASE) OF GROUPS I, II AND III**

RUN TO MATURITY

Price	*10 CPR*	*20 CPR*	*22 CPR*	*25 CPR*	*30 CPR*	*35 CPR*	*40 CPR*	*45 CPR*	*50 CPR*	*60 CPR*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
82-00	7.816	9.518	9.839	10.256	10.894	11.544	12.199	12.948	13.541	15.110
82-04	7.795	9.487	9.805	10.220	10.853	11.499	12.149	12.892	13.481	15.037
82-08	7.774	9.455	9.772	10.183	10.812	11.453	12.099	12.836	13.420	14.964
82-12	7.754	9.424	9.738	10.147	10.772	11.408	12.049	12.780	13.360	14.891
82-16	7.733	9.393	9.705	10.111	10.731	11.363	11.999	12.724	13.300	14.818
82-20	7.713	9.362	9.672	10.075	10.691	11.318	11.949	12.668	13.240	14.746
82-24	7.693	9.331	9.639	10.039	10.650	11.273	11.899	12.613	13.180	14.673
82-28	7.672	9.300	9.605	10.003	10.610	11.228	11.850	12.558	13.120	14.601
83-00	**7.652**	**9.269**	**9.572**	**9.967**	**10.570**	**11.184**	**11.800**	**12.503**	**13.060**	**14.529**
83-04	7.632	9.238	9.539	9.931	10.530	11.139	11.751	12.447	13.001	14.457
83-08	7.612	9.207	9.506	9.896	10.490	11.094	11.702	12.393	12.941	14.385
83-12	7.591	9.176	9.474	9.860	10.450	11.050	11.653	12.338	12.882	14.313
83-16	7.571	9.145	9.441	9.825	10.410	11.006	11.603	12.283	12.823	14.242
83-20	7.551	9.115	9.408	9.789	10.371	10.961	11.554	12.228	12.764	14.170
83-24	7.531	9.084	9.376	9.754	10.331	10.917	11.506	12.174	12.705	14.099
83-28	7.511	9.054	9.343	9.719	10.291	10.873	11.457	12.120	12.646	14.028
84-00	7.491	9.023	9.310	9.683	10.252	10.829	11.408	12.065	12.588	13.958
WAL	12.31	7.06	6.49	5.85	5.06	4.44	3.95	3.5	3.2	2.62
Mod Durn	7.39	4.84	4.53	4.18	3.73	3.35	3.03	2.72	2.51	2.08
Principal Window	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - Apr32	Jul02 - Feb32	Jul02 - Feb31	Jul02 - Nov27
Accrued Interest	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07
LIBOR_6MO	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87
LIBOR_1YR	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322
CMT_1YR	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15
CMT_3YR	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

PRELIMINARY

CSFB 2002-AR21 CLASS C-B-5

Balance	$1,459,000.00	Delay	24
Coupon*	6.2847	Dated	6/1/2002
Settle	6/28/2002	First Payment	7/25/2002

***COUPON: EFFECTIVELY EQUALS WEIGHTED AVERAGE OF NET WAC'S (LESS 0.02% IN EACH CASE) OF GROUPS I, II AND III**

RUN TO MATURITY

Price	*10 CPR*	*20 CPR*	*22 CPR*	*25 CPR*	*30 CPR*	*35 CPR*	*40 CPR*	*45 CPR*	*50 CPR*	*60 CPR*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
65-21	11.024	14.375	15.023	15.866	17.168	18.534	19.941	21.603	22.905	26.506
65-25	10.995	14.331	14.976	15.815	17.111	18.471	19.871	21.525	22.821	26.402
65-29	10.966	14.287	14.930	15.764	17.055	18.408	19.802	21.447	22.736	26.299
66-01	10.937	14.244	14.883	15.714	16.999	18.345	19.732	21.369	22.652	26.196
66-05	10.908	14.200	14.837	15.664	16.943	18.283	19.663	21.292	22.568	26.093
66-09	10.879	14.157	14.790	15.614	16.887	18.221	19.594	21.214	22.484	25.991
66-13	10.850	14.114	14.744	15.564	16.831	18.159	19.525	21.137	22.401	25.889
66-17	10.821	14.070	14.698	15.514	16.775	18.097	19.457	21.060	22.318	25.787
66-21	**10.793**	**14.027**	**14.652**	**15.465**	**16.720**	**18.035**	**19.388**	**20.984**	**22.234**	**25.685**
66-25	10.764	13.984	14.606	15.415	16.665	17.973	19.320	20.907	22.152	25.584
66-29	10.736	13.942	14.561	15.366	16.610	17.912	19.252	20.831	22.069	25.483
67-01	10.707	13.899	14.515	15.317	16.555	17.851	19.184	20.755	21.987	25.382
67-05	10.679	13.856	14.470	15.268	16.500	17.790	19.116	20.679	21.905	25.282
67-09	10.651	13.814	14.424	15.219	16.445	17.729	19.049	20.603	21.823	25.182
67-13	10.623	13.772	14.379	15.170	16.391	17.668	18.982	20.528	21.741	25.082
67-17	10.595	13.729	14.334	15.121	16.336	17.607	18.914	20.453	21.660	24.983
67-21	10.567	13.687	14.289	15.073	16.282	17.547	18.848	20.378	21.579	24.883
WAL	12.31	7.06	6.49	5.85	5.06	4.44	3.95	3.5	3.2	2.62
Mod Durn	6.51	4.33	4.06	3.76	3.36	3.02	2.72	2.43	2.25	1.84
Principal Window	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - Apr32	Jul02 - Feb32	Jul02 - Feb31	Jul02 - Sep27
Accrued Interest	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07	6877.07
LIBOR_6MO	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87
LIBOR_1YR	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322
CMT_1YR	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15
CMT_3YR	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

PRELIMINARY

CSFB 2002-AR21 CLASS C-B-6

Balance	$1,251,625.76	Delay	24	*COUPON: EFFECTIVELY EQUALS WEIGHTED AVERAGE OF NET WAC'S (LESS 0.02% IN EACH CASE) OF GROUPS I, II AND III
Coupon*	6.2847	Dated	6/1/2002	
Settle	6/28/2002	First Payment	7/25/2002	RUN TO MATURITY

Price	*10 CPR*	*20 CPR*	*22 CPR*	*25 CPR*	*30 CPR*	*35 CPR*	*40 CPR*	*45 CPR*	*50 CPR*	*60 CPR*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
20-00	39.924	53.117	55.959	59.674	65.646	72.551	80.202	90.370	97.703	121.674
20-08	39.445	52.548	55.365	59.045	64.956	71.783	79.342	89.376	96.617	120.255
20-16	38.978	51.992	54.783	58.428	64.280	71.030	78.499	88.401	95.554	118.865
20-24	38.522	51.447	54.213	57.824	63.617	70.292	77.672	87.445	94.511	117.504
21-00	38.076	50.913	53.654	57.231	62.966	69.568	76.861	86.508	93.489	116.169
21-08	37.642	50.389	53.106	56.650	62.329	68.858	76.066	85.589	92.487	114.861
21-16	37.217	49.876	52.568	56.080	61.703	68.161	75.285	84.688	91.503	113.578
21-24	36.802	49.373	52.041	55.520	61.088	67.477	74.519	83.803	90.538	112.320
22-00	**36.396**	**48.879**	**51.524**	**54.971**	**60.485**	**66.805**	**73.767**	**82.935**	**89.591**	**111.086**
22-08	35.999	48.395	51.016	54.432	59.893	66.146	73.028	82.083	88.661	109.876
22-16	35.610	47.919	50.518	53.903	59.311	65.498	72.303	81.246	87.748	108.688
22-24	35.230	47.453	50.029	53.383	58.740	64.861	71.590	80.423	86.851	107.521
23-00	34.859	46.995	49.548	52.872	58.178	64.236	70.890	79.616	85.971	106.376
23-08	34.494	46.545	49.076	52.371	57.626	63.621	70.202	78.822	85.105	105.251
23-16	34.138	46.103	48.612	51.877	57.084	63.017	69.525	78.042	84.255	104.147
23-24	33.788	45.668	48.156	51.393	56.550	62.422	68.860	77.276	83.419	103.062
24-00	33.446	45.242	47.708	50.916	56.026	61.838	68.205	76.522	82.597	101.995
WAL	12.31	7.06	6.49	5.85	5.06	4.44	3.95	3.5	3.2	2.62
Mod Durn	2.77	2.28	2.17	2.05	1.86	1.67	1.49	1.29	1.19	0.91
Principal Window	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - May32	Jul02 - Apr32	Jul02 - Jan32	Jul02 - Dec30	Jul02 - Dec25
Accrued Interest	5899.6	5899.6	5899.6	5899.6	5899.6	5899.6	5899.6	5899.6	5899.6	5899.6
LIBOR_6MO	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87
LIBOR_1YR	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322	2.322
CMT_1YR	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15	2.15
CMT_3YR	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41	3.41

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

PRELIMINARY

VII. CONTACTS

ARMS TRADING DESK			
CONTACT	**PHONE**	**FAX**	**E-MAIL**
Brett Marvin *Director* *Whole Loan ARM Trading*	212-538-3831	212-743-5384	mailto:brett.marvin@csfb.com
Brian Bowes *Vice President* *Whole Loan ARM Trading*	212-538-3831	212-743-5385	mailto:brian.bowes@csfb.com
Brian Murphy *Vice President* *Whole Loan ARM Structuring*	212-538- 3734	212-743-5384	mailto:brian.murphy.2@csfb.com

STRUCTURED FINANCE			
CONTACT	**PHONE**	**FAX**	**E-MAIL**
John P. Graham *Director*	212-325-6201	212-743-4683	mailto:john.p.graham@csfb.com
Kari Roberts *Managing Director*	212-325-7191	212-743-5183	mailto:kari.roberts@csfb.com

COLLATERAL ANALYSIS			
CONTACT	**PHONE**	**FAX**	**E-MAIL**
Josef Bittman *Associate*	212-538-6611	212-325-8334	mailto:josef.bittman@csfb.com